December 13, 2013

VIA EDGAR TRANSMISSION

Mr. Derek Newman
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

RE:	The Aegis Funds (the “Trust”)
File Nos. 333-106971 and 811-21399

Dear Mr. Newman:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on December 9, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 17 to its Registration Statement on Form N-1A.  PEA No. 17 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 25, 2013.  The purpose of PEA No. 17 is to register two classes of shares of a new series of the Trust – the Aegis Value Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) to update any missing information, incorporate the Staff’s comments regarding PEA No. 17, and file updated exhibits to the Registration Statement.

For your convenience in reviewing the Fund’s responses, your comments are included in bold typeface below, immediately followed by the Fund’s response.

General

Comment 1.	In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Fund acknowledging that:

1.
In connection with the comments made by the staff (the “Staff”) of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
Neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Response:
The Trust, on behalf of the Fund, acknowledges that: (1) in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure; (2) the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and (3) neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Comment 2.	Please confirm that the Fund is not subject to material legal proceedings.

Response:	The Trust confirms that the Fund is not subject to material legal proceedings.

Prospectus – Fund Summary

Comment 3.	In the “Fees and Expenses of the Fund” table, please add line item entries for “Acquired Fund Fees and Expenses” (“AFFE”) and “Fee Waiver and/or Expense Reimbursement.”

Response:
The Trust will add these line items if they are applicable, based on the Annual Report to Shareholders of the Aegis Value Fund, Inc. dated August 31, 2013, which was filed via EDGAR on November 6, 2013.

Comment 4.	In footnote 3 to the “Fees and Expenses of the Fund” table, please revise the disclosure to include AFFE among the items excluded from the Expense Limitation Agreement.

Response:	The Trust will make the requested change.

Comment 5.
In footnote 3 to the “Fees and Expenses of the Fund” table, please add the following sentence: “The Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may be higher than the amount shown above to the extent that the Fund incurs expenses excluded from the expense limitation agreement.”

Response:	The Trust will make the requested change.

Comment 6.	In the “Expense Example,” please add the following sentence: “Once the expense limitation agreement expires and is not otherwise renewed, Fund expenses may be higher.”

Response:	The Trust will make the requested change.

Prospectus – Description of Classes

Comment 7.
In the first sentence of the third paragraph under the sub-section entitled “Class I Shares” please add disclosure that prospective investors purchasing Fund shares through a financial intermediary should contact the intermediary to confirm their eligibility to purchase Class I shares.

Response:	The Trust has revised the disclosure as follows (additions are underlined for your convenience):

“Before making an initial investment in Class I shares directly with the Fund, you should call the Fund at 800-528-3780 to determine if you are eligible to invest in Class I shares. If you intend to make an initial investment in Class I shares through your financial intermediary, you should contact your financial intermediary to confirm your eligibility to purchase Class I shares.”

Prospectus – How to Redeem Shares

Comment 8.	In the sub-section entitled “Redemption – By Mail,” please revise the third item in the list by adding the following parenthetical:

“(3) Signatures (and, if applicable, signature guarantees as discussed below) of all owners, exactly as they are registered on the account.

Response:	The Trust will make the requested change.

Statement of Additional Information – Additional Information About the Fund’s Investments and Risks – Fund Investment Policies

Comment 9.	In the second sentence of the first paragraph, please add disclosure that any future investments must be made with the view of ensuring the Fund’s compliance with its policies.

Response:	The Trust and its Adviser are required to comply with the Fund’s Investment Policies and applicable laws. Accordingly, the Trust has not revised the disclosure in response to this comment.

Comment 10.	In the third sentence of the first paragraph, please add Item 4 to the discussion of policies in which the Fund must always remain in compliance, and not just at the initial time of the transaction.

Response:	The Trust will make the requested change.

Statement of Additional Information – Additional Information About the Fund’s Investments and Risks – Risk Factors and Special Considerations

Comment 11.	Please add a discussion regarding illiquid securities.

Response:	The Trust will make the requested change.

Comment 12.
Please revise the disclosure for the section entitled “Lending Portfolio Securities” to reflect that the aggregate market value of securities lent by the Fund will not at any time exceed 33 1/3% of the total assets of the Fund.

Response:	The Trust will make the requested change.

Statement of Additional Information – Management of the Fund

Comment 13.	In the section entitled “Leadership Structure and the Board of Trustees,” please explain the reasons by which the Trust has determined that it does not require a lead independent trustee.

Response:
Item 17(b)(1) of Form N-1A requires a registrant to disclose “… whether the chairman of the board is an interested person of the Fund.  If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.  This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.”

The Fund’s Statement of Additional Information includes disclosure that the Chairman of the Board is not an Independent Trustee and that the Fund does not have a lead Independent Trustee.  The SAI also includes the following disclosure indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund:

The Board has determined that the Board’s leadership structure is appropriate in light of the characteristics and circumstances of the Trust and the Fund, including factors such as the Fund’s investment strategy and style, the net assets of the Fund, the committee structure of the Trust, and the management, distribution and other service arrangements of the Fund. The Board believes that current leadership structure permits the Board to exercise informed and independent judgment over matters under its purview, and it allocates areas of responsibility among service providers, committees of Trustees and the full Board in a manner that enhances effective oversight. The Board believes that having a super-majority of Independent Trustees is appropriate and in the best interest of the Fund, and that the Board leadership by Mr. Barbee provides the Board with valuable corporate and financial insights that assist the Board as a whole with the decision-making process. The leadership structure of the Board may be changed, at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Fund.

The Trust believes the above disclosure meets the requirements of Form N-1A. Accordingly, the Trust has not revised the disclosure in response to this comment.

Statement of Additional Information – Investment Advisory and Other Services

Comment 14.
In the section entitled “Investment Advisory Fees,” please revise the disclosure to confirm that the expense limitation agreement is contractual. In addition, please provide disclosure about the expense limitation agreement pertaining to Class A shares of the Fund.

Response:	The Trust will make the requested change.

Comment 15.	In the section entitled “Other Accounts Managed by the Portfolio Manager,” please provide a more recent date for this data.

Response:	The Trust will make the requested change.

*     *     *     *     *     *

We trust that the Fund’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Paul Miller at (202) 737-8833 or Edward Paz at (414) 765-5366.

Sincerely,

THE AEGIS FUNDS

/s/ Scott L. Barbee
Scott L. Barbee
President

cc:           Paul Miller, Seward & Kissel LLP
Edward Paz, U.S. Bancorp Fund Services, LLC

SK 23261 0002 1436958